SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, July 23, 2007

CSN is one of the most competitive integrated steel complexes in the world. It possesses one of the lowest production costs and highest EBITDA margins in the international steel industry. Self-sufficient in iron ore and electric power, it operates throughout the entire steel production chain. This vertical integration allows it to capture synergies in the mining steelmaking and logistics areas, generating the best possible results for all its shareholders.

CSN has an annual production capacity of 5.6 million tonnes of crude steel and more than 50% of its output comprises high added-value products. It is the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.
CSN is a publicly-held company whose shares are traded on the São Paulo (Bovespa) and New York Stock Exchange (NYSE).

CSN subsidiary consolidates its position in the iron ore market:
NAMISA acquires Cia. de Fomento Mineral (CFM)

Nacional Minérios S.A (NAMISA), a wholly-owned mining subsidiary of CSN, announces today the acquisition on July 20, 2007, of Companhia de Fomento Mineral (CFM), which is located in the state of Minas Gerais and has installations close to the Casa de Pedra Mine, CSN's most important mining asset.

The acquisition price may amount up to US$440 million, of which US$100 million was paid upon the execution of the purchase agreement, and US$250 million will be paid on August 1st, 2007. The remaining US$90 million may be paid in four installments within two years upon the fulfillment of certain conditions of the purchase agreement. The financial resources for the acquisition of CFM shall be obtained with funds raised in the financial markets.

CFM explores various iron ore mines and owns ore processing facilities in the state of Minas Gerais. CFM sold approximately 3.6 million tonnes of iron ore in 2006 and in the first half of 2007 sold approximately 2.7 million tonnes. The company is enlarging the production capacity of its facilities and in 2008, CFM's sales are expected to reach 8 million tonnes of iron ore. The company expects production to rise to 12 million tonnes in 2010.

With this acquisition, NAMISA has consolidated its position in the national and international iron ore markets, with expected sales of 10 million tonnes in 2008 and up to 15 million tonnes in 2009.

Commenting on the successful conclusion of this important investment, CSN's Mining Executive Officer, Juarez Saliba said, “The acquisition is perfectly aligned with CSN's well-publicized strategy and is designed to transform NAMISA into an important player in the global mining sector by 2008". Saliba added that, “The conclusion of the second expansion phase of our Itagua port installations in February 2008 when we expect to be capable of handling and exporting 30 million tonnes of iron ore per year combined with the acquisition of CFM's assets and our available iron ore inventories, shall give the CSN Group companies a combined iron ore sales capacity of 30 million tonnes next year, including transfers to our steel plant in Volta Redonda, in turn providing a substantial boost to the Company's consolidated revenue and EBITDA.

IR Team:

José Marcos Treiger	David Moise Salama	Claudio Pontes	Priscila H. Kurata
IR Officer	IR Manager	Specialist	Analyst
treiger@csn.com.br	david.salama@csn.com.br	claudio.pontes@csn.com.br	priscila.kurata@csn.com.br
(55 11) 3049-7502	(55 11) 3049-7588	(55 11) 3049-7592	(55 11) 3049-7526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.